Mail Stop 4561

October 31, 2007

Mr. Alan D. Gold
Chairman of the Board, President,
And Chief Executive Officer
BioMed Realty Trust, Inc.
17140 Bernardo Center Drive, Suite 222
San Diego, CA 92128

Re: **BioMed Realty Trust, Inc.**
Form 10-K for the year ended December 31, 2006
Forms 10-Q for the quarters ended March 31, 2007 and June 30, 2007
File No. 1-32261

Dear Mr. Gold:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended June 30, 2007

Funds from Operations, page 28

1. Please tell us how you considered funds from operations related to the minority interests in consolidated joint ventures in your calculation of funds from operations applicable to common shares and partnership units.

Mr. Alan D. Gold
BioMed Realty Trust, Inc.
October 31, 2007
Page 2

2. To the extent that you choose to present a measure of "funds from operations applicable to common shares and partnership units," revise your description of the measure and disclose why it is useful to investors in future filings. Please include your proposed revisions in your response to us.

Off Balance Sheet Arrangements, page 30

3. You disclose that as of June 30, 2007 you had investments in two limited liability companies with Prudential Real Estate Investors (PREI), which own a portfolio of properties primarily located in Boston. You also disclose that PREI II LLC is a variable interest entity as defined by FIN 46R; however, you determined that you are not the primary beneficiary since PREI will bear the majority of any losses incurred. Please further tell us if you have any agreements with PREI that restrict you or PREI from selling, transferring, or encumbering your interests in the entity without the prior approval of the other partner. If so, please provide us with your primary beneficiary analysis.

4. You also disclose that PREI I LLC does not qualify as a variable interest entity as defined in FIN 46R. However, you also disclose that the amount of cash flow distributions that you may receive from the entity may be more or less based on the nature of the circumstances underlying the cash flow events. Thus, it appears to us that the voting rights of some investors may not be proportional to their obligations to absorb the expected losses of the entity, their rights to receive the expected residual returns of the entity, or both. In this regard, please tell us how you evaluated this entity under paragraph 5(c) of FIN 46(R) in order to determine it was not a VIE.

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Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filing.

You may contact Jonathan Wiggins at (202) 551-3694 or me at (202) 551-3782 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Jessica Barberich
Staff Accountant